UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Saratoga Investment Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80349A 109

(CUSIP Number)

Christian L. Oberbeck

535 Madison Avenue

New York, New York 10022

(212)  750-3343

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 80349A 109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) CHRISTIAN L. OBERBECK

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 814,927

	8	Shared Voting Power 237,457

	9	Sole Dispositive Power 814,927

	10	Shared Dispositive Power 237,457

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,052,384 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 27.15% (See Item 5)

14	Type of Reporting Person IN

This Amendment No. 1 amends and supplements the Schedule 13D originally filed jointly by Christian L. Oberbeck, Richard A. Petrocelli, Charles G. Phillips IV, John F. MacMurray, Charles P. Durkin, Jr., John P. Birkelund, Saratoga Investment Advisors, LLC and CLO Partners LLC (collectively, the “Reporting Persons”) on August 3, 2010 (the “Schedule 13D”).  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 1 to the Schedule 13D (the “Amended Schedule 13D”) is being filed to report the beneficial ownership of shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Saratoga Investment Corp., a Maryland corporation (the “Issuer”), by Christian L. Oberbeck.  The principal executive office of the Issuer is located at 535 Madison Avenue, New York, NY 10022.

Item 2.	Identity and Background

Item 2 is hereby amended by adding the following:

As discussed below, this Amended Schedule 13D is being filed to report that since filing the Schedule 13D, the Reporting Persons named therein have achieved the objectives for which their Section 13(d) group was formed and, as a result, Messrs. Petrocelli, Phillips, MacMurray, Durkin and Birkelund and Saratoga Investment Advisors, LLC and CLO Partners LLC are no longer members of a Section 13(d) group with Mr. Oberbeck and each of  Messrs. Petrocelli, Phillips, MacMurray, Durkin and Birkelund and Saratoga Investment Advisors, LLC and CLO Partners LLC has ceased to be a Reporting Person.  Mr. Oberbeck will continue filing statements on Schedule 13D with respect to his beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

This Amended Schedule 13D is being filed to report that since the filing of the Schedule 13D, the Reporting Persons named therein have achieved the objectives for which their Section 13(d) group was formed and, as a result, their Section 13(d) group has disbanded. Mr. Oberbeck will continue filing statements on Schedule 13D with respect to his beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The percentages set forth below and on page 2 hereof are based on 3,876,661 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on January 12, 2012.

(b) Mr. Oberbeck has sole voting and dispositive power with respect to 814,927 shares of Common Stock and shared voting and dispositive power with respect to 237,457 shares of Common Stock (the “Shares”) held by Saratoga Investment Advisors, LLC and CLO Partners LLC due to the fact that he is the Managing Member of these entities.

(c) There have been no transactions in the Issuer’s Common Stock effected by Mr. Oberbeck during the past 60 days.

(d) No person (other than Mr. Oberbeck) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2012

CHRISTIAN L. OBERBECK

	By:	/s/ Christian L. Oberbeck